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Exhibit 99.4


                                  Bluefly, Inc.
                               42 West 39th Street
                            New York, New York 10018


                                                                          [Date]


Dear Stockholder:

         Enclosed are the Prospectus and other materials relating to the rights offering by Bluefly, Inc. ("Bluefly").

         Please carefully review the Prospectus, which describes how you can participate in the offering. You will be able to either exercise your Subscription Rights to purchase additional shares of Bluefly, Inc. common stock or sell your Subscription Rights only during a limited period.

         You will find answers to some frequently asked questions about the offering beginning on page ___ of the Prospectus. You should also refer to the detailed Instructions for Use of Bluefly, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Right will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING.


         o You will receive 1.735 of a transferable Subscription Right for each share of Bluefly common stock you owned on __________, 2000. You will not receive fractional Subscription Rights, but Bluefly will round your number of Subscription Rights down to the nearest whole number. For example, if you own one hundred (100) shares of common stock, you will receive 173 Subscription Rights. If you own two hundred (200) shares of common stock, you will receive 347 Subscription Rights.

         o You may purchase one (1) share of common stock for each Subscription Right you receive at the Subscription Price of $2.34 per share. This right is referred to as the Basic Subscription Privilege.

         o If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Oversubscription Privilege. If Bluefly's other shareholders receiving Subscription Rights do not elect to purchase all of the shares offered under their basic subscription privilege than shares purchased through

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Stockholders
[__________]
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                  the Oversubscription Privilege will be allocated among
                  shareholders who oversubscribe in proportion to the number of shares purchased by those oversubscribing shareholders through the basic subscription privilege, as more fully described in the Prospectus.

         o The Offering expires at 5:00 P.M., Eastern Standard Time, on ________, 2001. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

                  If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

                  [Bluefly expects that the rights will trade on the [_________] under the symbol [______]. You should contact your bank or broker if you wish to sell your rights.]

                  If you do not exercise your Subscription Rights, your ownership in Bluefly may be diluted. Please see page ___ of the Prospectus for a discussion of dilution and other risk factors.

                  If you have any questions concerning the Offering, please feel free to contact the Company=s information agent, [__________], at [____________].




                                           Sincerely,


                                           ____________________________________
                                           Name:  [_________]
                                           Title: [_________]